May 11, 2012

VIA EDGAR
Ajay Koduri
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:	Norman Cay Development, Inc.
Form 10-Q for the quarter ended January 31, 2012
Filed March 14, 2012
Form 8-K dated January 23, 2012
Filed January 30, 2012
Response letter dated March 5, 2012
File No. 333-167284

We are responding to comments contained in the Staff letter, dated April 4, 2012, addressed to Shelley Guidarelli, former President of the Company, with respect to the Company’s Form 10-Q for the quarter ended January 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2012, Form 8-K dated January 23, 2012 filed on January 30, 2012 and response letter dated March 5, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 8-K filed on January 30, 2012

Form 8-K/A dated October 14, 2011, incorporated therein by reference

1.
According to the last paragraph of page 2, you acquired 100% of the shares of Discovery Gold Ghana Limited on September 2, 2011.  Tell us about your consideration of whether Rule 8-04 of Regulation S-X required you to furnish financial statements and any pro forma information specified by Rule 8-05 of Regulation S-X.

Response:

Upon the acquisition of Discovery Gold Ghana Limited (“DGGL”), the assets of DGGL comprised the original members’ shares issued to incorporate the company, and the assets of Edum Banso which were acquired as part of the incorporation of the Ghana company, DGGL.

The acquisition of DGGL was accounted for as a business combination.  Given the short time frame since incorporation (April 7, 2011) and the limited transactions (issuance of members shares and acquisition of mineral property) that occurred in DGGL prior to the acquisition date, we did not furnish pro forma information.

Item 1. Business

2.
Please provide disclosure with respect to all material relationships that existed between Norman Cay Development, Inc. and its affiliates, on the one hand, and Discovery Gold Ghana Limited and its affiliates, on the other hand, at the time of share exchange agreement.  Refer to Item 2.01(c) and (d) of Form 8-K.  If no such relationships existed, explain how the parties were introduced and decided to proceed with the transaction.  Identify any third parties that played a material role in arranging or facilitating the transactions.  Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Response:

There were no material relationships that existed between Norman Cay Development, Inc. (“NCDL”) and its affiliates, Discovery Gold Ghana Limited (“DGGL”) and its affiliates at the time of the execution of the share exchange agreement dated September 2, 2011.  Shelley Guidarelli, the controlling shareholder of NCDL and Donald Ross, the controlling shareholder of DGGL are longtime friends and both parties considered the transaction mutually beneficial.   As such, their legal counsel prepared the agreement for each party to execute. No promoters were involved in the transaction.

3.
Please discuss the January 25, 2012 earn-in agreement between North Springs Resources Corp. and Discovery Gold Ghana Limited.  Provide disclosure with respect to all material relationships that existed between Norman Cay Development, Inc. and its affiliates, Discovery Gold Ghana Limited and its affiliates, and North Springs Resources Corp. and its affiliated at the time of the earn-in agreement.  If no such relationships existed, explain how the parties were introduced and decided to proceed with the transaction.  Identify any third parties that played a material role in arranging or facilitating the transaction.

Response:

There were no material relationships that existed between NCDL and its affiliates, DGGL and its affiliates, and North Springs Resources Corp. (“NSRS”) and its affiliates at the time of the earn-in agreement.  NCDL and DGGL were introduced to NSRS through Gerry Bellanger of Live Call Investor Relations Company located in Toronto, Canada, the investor relations firm for both NCDL and NSRS.

Gerry Bellanger introduced Harry Lapa, President of NSRS, to Dean Huge, Chief Financial Officer of NCDL and Donald Ross, director of NCDL and President of DGGL.  NCDL was in need of financial resources for development and believed the terms of financing under the earn-in agreement favorable to the Company. NSRS, on the other hand, considered the transaction a good investment opportunity. Thus the parties proceeded to consummate the transaction.

The earn-in agreement and related documents were prepared by the counsels for NCDL and NSRS.

4.	We note your references on pages 4 and 5 to the Prospecting License, Adom Option Agreement, and Option Assignment Agreement. Please file these agreements as material contracts.

Response:

We have filed these agreements as material contracts in the Amendment No. 2 to Form 8-K.

5.
Please discuss why the transaction for the assignment of the option to acquire all rights to the prospecting license held by Adom Mining Ltd. was structured in two transactions:  (1) the August 27, 2011 assignment of the option from Xtra-Gold Exploration Limited to Discovery Gold Ghana Limited (“DGG”) for $250,000 and 5.71% of the common stock of DGG; and (2) the September 2, 2011 acquisition of DGG by Norman Cay Development, Inc. for $100,000 and 17.5 million shares of Norman Cay Development common stock.  In your discussion, address whether the option and the prospecting license must held by a company organized in Ghana.

Response:

All mining concessions located in Ghana must be owned by a Ghana corporation and the prospecting license and the option to acquire all rights to the prospecting license must be held by a Ghana corporation.  Therefore, Norman Cay Development, Inc., a Nevada corporation, is not permitted to hold the prospecting license and the option.  As a result, the transaction for the assignment of the option to acquire all rights to the prospecting license held by Adom Mining Ltd. was structured in two transactions:  (1) the August 27, 2011 assignment of the option from Xtra-Gold Exploration Limited to Discovery Gold Ghana Limited; and (2) the September 2, 2011 acquisition of DGG by Norman Cay Development, Inc.

6.
Disclose whether the government of Ghana consented to the assignment from Adom Mining Ltd. to Discovery Gold Ghana of the option to acquire rights to the prospecting license covering the Edum Banso Concession.  We note the following disclosure on page 4:  “Under the License, Adom had the right to (i) assign or mortgage its interest in the License, subject to obtaining the consent of the Government of Ghana who may impose certain conditions in connection therewith…”  Identify the government entity that consented to the assignment of the option and the date of consent.  File the consent as a material contract.  Also disclose whether the acquisition of Discovery Gold Ghana by Norman Cay Development (and thus the acquisition of the assigned option by a U.S. company) needed government consent.

Response:

Following an application made by Xtra-Gold Exploration Limited (“Xtra-Gold Ghana”) on April 4, 2012, a formal approval of the Option Assignment Agreement was given by the Minerals Commission (“Mincom”) of Ghana by a letter dated May 4, 2012.  Discovery Gold Ghana is required to pay a consideration fee of US$10,000 to Mincom to enable Mincom to recommend the assignment of the option rights for ministerial consent which is expected to be granted within 30 days from the date of the Mincom recommendation.  The Minister is required under the Mining Act to act upon the recommendation of Mincom. A copy of the letter from Mincom dated May 4, 2012 has been filed as an exhibit to the Amendment No. 2 to Form 8-K.

The acquisition of Discovery Gold Ghana by Norman Cay Development in September 2011 pursuant to the Share Exchange Agreement did not require Ghana government regulatory consent under the Mining Act or any other applicable legislation of Ghana.

We have added discussion on governmental consent regarding the assignment of option rights and the acquisition of Discovery Gold Ghana by Norman Cay Development in the Amendment No.2 to Form 8-K as follows, with the changes underlined for your ease of reference.

Share Exchange Agreement

On September 2, 2011, Norman Cay Development, Inc., a Nevada corporation (the “Company”) entered into a certain Share Exchange Agreement (the “Share Exchange Agreement”) by and among the Company, Discovery Gold Ghana Limited, a company organized under the laws of the country of Ghana (“DGG”), the stockholders of DGG (the “DGG Stockholders”), and the majority stockholder of the Company. Pursuant to the Share Exchange Agreement, the Company acquired one hundred percent (100%) of the issued and outstanding ordinary shares of DGG, and in exchange the Company: (i) made a one-time payment of one hundred thousand dollars ($100,000) to DGG and (ii) issued seventeen million five hundred thousand (17,500,000) newly-issued shares of restricted common stock of the Company to the DGG Stockholders resulting in the acquisition of DGG by the Company (the “Acquisition”). The Company determined that the Acquisition will allow the Company to move forward with its new business plan to conduct mineral exploration activities. As a result of closing the Share Exchange Agreement, the Company has acquired DGG, as its wholly-owned subsidiary, and thus has acquired the Option to acquire the mineral rights to the Edum Banso Concession in Ghana in the South Western Region of West Africa (the “Option”). The acquisition of DGG and thus the acquisition of the Option right by the Company did not require Ghana government regulatory consent under the Mining Act or any other applicable legislation of Ghana.

Option Assignment Agreement

On August 27, 2011, DGG entered into an Agreement for Assignment of Option Interest (the “Option Assignment Agreement”), by and among XGEL, Xtra Gold (collectively XGEL and Xtra Gold are referred to hereinafter as “Xtra-Gold Resources”), Adom and DGG, pursuant to which DGG was assigned the exclusive Option, for those mineral rights related to the Property. Pursuant to the terms thereof, Xtra-Gold Resources sold, assigned and transferred 100% of its right, title and interest in to the Option to DGG. Adom agreed to the assignment. In exchange for the Option, Xtra Gold Resources was to receive: (i) an aggregate payment of two hundred fifty thousand dollars ($250,000), and (ii) a one-time issuance of DGG’s common stock, representing 5.71% of the issued and outstanding common stock of DGG at the time of the issuance.

Following an application made by XGEL on April 4, 2012, a formal approval of the Option Assignment Agreement was given by the Minerals Commission (“Mincom”) of Ghana by a letter dated May 4, 2012.  DGG is required to pay a consideration fee of US$10,000 to Mincom to enable Mincom to recommend the assignment of the option rights for ministerial consent which is expected to be granted within 30 days from the date of the Mincom recommendation.  The Minister is required under the Mining Act to act upon the recommendation of Mincom.

7.
Please clarify throughout your disclosure that DGG holds an option to acquire the rights to Adom Mining’s license to prospect the Edum Banso Concession, but not the rights to a license to mine or participate in mining the property.  Disclose, if true, that Adom Mining does not have a license to mine or participate in the mining of the property.  Explain the distinction and its impact on the ability to develop and mine the property.  Disclose whether and how DGG could obtain a license to mine the property.

Response:

We have included in the following discussion on the prospecting license in the Amendment No. 2 to the Form 8-K.

The license currently held by Adom and optioned first to Xtra-Gold and now to Discovery is a prospecting license to search for and prove gold within the area covered by the license. The holder of a prospecting license has the right by itself or through sub-contractors or agents to conduct such geological and geophysical investigation within the license area as it considers necessary to determine the existence of an adequate quantity of geologically proven and mineable reserve of gold in the license area.

The holder of a prospecting license does not have the rights to mine or participate in mining the property covered by the license. If the prospecting activities of a prospecting license holder result in the discovery of commercially recoverable reserves of gold within the license area, the holder has the first option under the Mining Act to apply to the Government of Ghana for a mining lease to exploit such commercially recoverable deposits of gold.  As part of the requirements for the grant of a mining lease, the holder will have to submit a feasibility report on the gold deposits to the Government of Ghana for approval and also conduct an environmental impact assessment (“EIA”) on the proposed gold development project for approval by the Environmental Protection Agency (“EPA”).  Upon approval of the EIA, the EPA will issue an Environmental Permit to the holder prior to the commencement of the mining operations.

If DGG exercises the option to acquire all rights under the prospecting license and becomes the holder of prospecting license, DGG may apply to the Government of Ghana for a license to mine the property provided that the requirements for a mining lease are satisfied.

8.
We note from your disclosure in the first paragraph on page 4 that there is a gap in the extension of Adom Mining’s prospecting license from July 20, 2008 to July 21, 2011, when the government of Ghana extended the license to July 20, 2012.  Please disclose the status of the prospecting license to the Edum Banso Concession during this period.

Response:

We attach herewith copies of the extensions granted to the Adom Edum Banso Prospecting License between in 2009 and 2011, prior to the grant of the current extension to July 20, 2013.

We have revised our disclosure in the Amendment No. 2 to Form 8-K as follows, with the changes redlined for your ease of reference:

The Property

Prospecting Rights

The Prospecting License

On May 8, 1991, Adom Mining Ltd. (“Adom”), a 100% wholly registered Ghanaian company, was granted a prospecting license (the “License”) by the Government of Ghana covering the Property. Under the terms and conditions of the License, Adom was given the right to prospect for and prove gold under or in the Property including the right to conduct such geological and geophysical investigations in the Property in order to determine an adequate quantity of geologically proven and mineable reserve of gold (directly or through agents, contractors or sub-contractors). Under the License, Adom had the right to (i) assign or mortgage its interest in the License, subject to obtaining the consent of the Government of Ghana who may impose certain conditions in connection therewith; (ii) surrender its interest in the License; and (iii) renew the term of the License for a period of two years or such other renewal period as may be granted in accordance with applicable mining laws of Ghana. The License granted to Adom was originally set to expire on or about July 2006. On July 27, 2006, the Government of Ghana approved extension of the License to July 20, 2008, which was further extended to November 30, 2010. On September 24, 2010, an application was made for renewal of the License and on July 21, 2011, the Government of Ghana approved the application and extended the License for an additional two year period to July 20, 2013. Pursuant to the 2006 Mining Act of Ghana, where a holder of a prospecting license makes application for extension of the term of the license, the license remains in force until the application is determined. Consequently Adom’s rights under the License remain unaffected during the pendency of the application for renewal.

Government Regulation, page 20

9.
Please expand this section to discuss in more detail the laws and regulations by the government of Ghana and any local authorities that govern and impact your ability to explore and develop the Edum Banso Concession.  In this regard, we note numerous references to significant government regulations in your risk factor disclosure.

Response:

We have expanded our discussion on Ghana regulation as follows:

Ghanaian Ownership and Special Rights

Rights to explore and develop a mine in Ghana are administered by the Minister of Lands and Natural Resources, acting upon the advice of the Minerals Commission, a governmental organization established under the 1992 Constitution (the “Constitution) to promote and regulate the development of Ghana's mineral wealth in accordance with the Constitution and the Minerals and Mining Act of 2006 (Act 703), which came into effect in March 2006 (“2006 Mining Act”).

A company incorporated in Ghana can apply to the Minerals Commission for a renewable reconnaissance or exploration license granting exclusive rights to explore for a particular mineral in a selected area for an initial period not exceeding one year in the case of a reconnaissance license or three years in the case of a prospecting license. When exploration has successfully delineated a particular Mineral Reserve, an application may be made to the Minerals Commission for conversion to a mining lease, granting a company the right to produce a specific product from the concession area, for a maximum period of 30 years or such lesser period that may be agreed upon with the applicant.  The duration of the lease is determined by the period it would take to mine out the reserves delineated by the applicant.

The 2006 Mining Act requires that any person who intends to acquire a controlling share of the equity of any mining company that has been granted a mining lease, must first give notice of its intent to the Government and also obtain its consent prior to acquiring a controlling share.

Under the 2006 Mining Act, the Government of Ghana holds a 10% free-carried interest in all companies that hold mining leases. The 10% free-carried interest entitles the Government to a pro-rata share of future dividends. The Government has no obligation to contribute development capital or operating expenses.

Under the 2006 Mining Act, the Government of Ghana is empowered to acquire a special or golden share in any mining company. The special share would constitute a separate class of shares with such rights as the Government and the mining company might agree. Though deemed a preference share, it could be redeemed without any consideration or for a consideration determined by the mining company and payable to the holder on behalf of the Government of Ghana.

In the absence of such agreement, the special share would have the following rights:

• it would carry no voting rights but the holder would be entitled to receive notice of, and to attend and speak at, any general meeting of the members or any separate meeting of the holders of any class of shares;

• it could only be issued to, held by, or transferred to the Government or a person acting on behalf of the Government;

• the written consent of the holder would be required for all amendments to the organizational documents of the company, the voluntary winding-up or liquidation of the company, or the disposal of any mining lease, or the whole or any material part of the assets of the company;
• it would not confer a right to participate in the dividends, profits or assets of the company or a return of assets in a winding up or liquidation of the company; and
• the holder of a special share may require the company to redeem the special share at any time for no consideration or for a consideration determined by the company.

DGG has not issued, nor to date been requested to issue, a special share to the Government of Ghana.

The Government of Ghana has a pre-emptive right to purchase all gold and other minerals produced by mines in Ghana. The purchase price would be agreed by the Government of Ghana and the mining company, or the price established by any gold hedging arrangement between the company and any third party approved by the Government, or the publicly quoted market price prevailing for the minerals or products as delivered at the mine or plant where the right of preemption was exercised. The Government of Ghana has agreed to take no preemptive action pursuant to its right to purchase gold or other minerals so long as mining companies sell gold in accordance with certain marketing procedures approved by the Bank of Ghana.

Ghanaian Royalty Rights

Under the laws of Ghana, a holder of a mining lease is required to pay quarterly a royalty of 5% of the total revenues earned from minerals produced from the lease area.

Ghana Corporate Tax Requirements

Apart from mineral royalty which is provided for under the Mining Act, the general tax regime applicable to all mining companies is set out in the Internal Revenue Service Act 2000 Act 592 and regulations made under the said Act which are administered by the Ghana Revenue Authority (“GRA”).

In late 2011, the Government of Ghana proposed a number of changes to the mining fiscal regime starting from 2012, which resulted in an increase in corporate tax payable by mining companies in Ghana. The Government increased the corporate income tax rate from 25% to 35% for mining companies, and capital allowances (tax depreciation) was made deductible at a flat rate of 20% over a five year period instead of an 80% deduction in the year that the capital spending was incurred under the old fiscal regime. The Government further proposed to introduce ring-fencing of mining projects and thereby disallow expenditures from one mining area as a deduction from revenues in a separate mining area belonging to the same company in determining the company's taxable income for tax purposes. The Government has also proposed a 10% windfall profit tax on mining companies in 2012. The details of these tax changes are currently being discussed with mining companies and we are thus not able to determine the impact of these new taxes on our operations at this time. The Ghana Government has set up a tax stability renegotiation team to review the existing tax stability agreements of mining companies operating in Ghana. While our operations still at exploration stage and therefore do not have tax stability agreements, it is not clear at this time how the tax stability renegotiations will impact future agreements for the development of our properties.

Value Added Tax (VAT) and National Insurance Levy (NHIL)

Under the Value Added Tax Act 1998 and Regulations made thereunder mining companies and their affiliates, or contractors, and subcontractors are required to pay VAT and NHIL on goods and services whether procured locally or imported.  The existing legal arrangements under the law permit the mining companies and their contractors or subcontractors to pay the VAT as output tax and claim a refund from the GRA as input tax.  However, the refund arrangements have not worked satisfactorily in the past resulting in a back-log of various sums due to some of the mining companies.  A few of the mining companies have been granted specific exemption from payment of VAT and NHIL in their specific Project Development Agreements which were approved/ratified by Parliament in accordance with Articles 174 and 268 of the Constitution.  This has created an unlevel playing field which the Government is now seeking to rectify through renegotiation with the affected companies.

Import Duties and Excise Taxes

The 2006 Mining Act permits exemption from payment of customs import duties and excise taxes on mining equipment, plant and machinery which are imported for use exclusively for mining operations.  The list of exempted items is contained in the official mining list which is settled between the relevant Government agencies (GRA and Minerals Commission) on the one hand and the Ghana Chamber of Mines representing the Mining Companies.  However, as part of the current Government Policy of reviewing the mining fiscal regime, Government has indicated to the mining companies that it intends to review the mining list with a view to making it more local content friendly.  The objective here is also to reduce the loss of government revenue through import duty and excise duty exemptions.

Environmental Regulation

Environmental matters in Ghana, including those related to mining, fall under the oversight of the Environmental Protection Agency (“EPA”), established under the EPA Act 1994 (Act 490) with some responsibilities lying with the Minerals Commission. The EPA has published rules and guidelines that govern environmental and socioeconomic impact statements, environmental management plans, mine operations, the quality of water discharges to the environment, environmental auditing and review, and mine closure and reclamation, among other matters to which our operations are subject. Additional provisions governing surface uses by our stakeholders are provided in the 2006 Mining Act, but regulations for the implementation of these provisions have yet to be promulgated.

Governmental approvals and permits are currently required, and will likely continue to be required in the future, in connection with our ongoing operations and our development activities. To the extent that such approvals are required and not obtained, we could be limited or prohibited from proceeding with planned exploration or the development of mineral properties.

Exchange Control Requirements

The current legislative and Regulatory Framework for foreign exchange transactions in Ghana is contained in the Foreign Exchange Act 2006 (Act 723) which came into force in December 2006 and related Regulatory Notices issued as Guidelines by the Central Bank of Ghana, namely, the Bank of Ghana (“BoG”), pursuant to powers conferred on the BoG under the Foreign Exchange Act.

The 2006 Foreign Exchange Act provides a legal framework that is consistent with a liberalized foreign exchange regime that was commenced by the Ghana Government since the 1980s.

The new 2006 Foreign Exchange Act empowers the BoG to licence dealers in foreign exchange business and to prescribe rules governing information to be provided by licenced dealers on all foreign exchange transactions.  The Act thus removed previous restrictions placed on foreign exchange transactions, including loan and securities transactions between residents and non-residents.

The issue regarding transactions in foreign currency between resident and non-residents under the new Act 723, has been specifically addressed by BoG in its two official Guidelines for the operation of the Foreign Exchange Act.

The published Guidelines cover all the key areas of foreign exchange transactions contemplated under the Act.  These include exports and imports of goods, services, bank notes and securities, payments for goods and services, operation of foreign currency accounts, capital and money market transactions, commercial and financial credit transactions between residents and non-residents, as well as inward/outward investment.  As regards such transactions between residents and non-residents the Notices specifically stated that there was no restriction placed on such transactions.  However, the transactions must be effected through the regular banking system and the local banks are required to submit reports in the form of returns to the Bank of Ghana regarding all foreign inflows and outflows within fourteen (14) days after the end of each month.

Transfers relating to Inward Direct Investment

Similarly, with regard to inward direct investment the Foreign Exchange Guidelines specified that there were no restrictions on such investments or on the repatriation of capital, dividends or profits.  Accordingly, the BoG’s prior exchange control approval is no longer required for such transactions involving residents and non-residents.  However, as is the case with loan transactions be between residents and non-residents as well as other investment related transactions, each transaction must be effected through authorized dealer banks who much report on them to the Bank of Ghana within 14 days after the end of each reporting month.

Labor Law Requirements

Labor Law in Ghana is governed mainly by the 1992 Constitution, the Labor Act 2003, Act 703 (the “Labor Act”) and Regulations made under the Labor Act.

Freedom of association, including the freedom to form or join a trade union is guaranteed under Article 21(e) of the Constitution of Ghana.

Consequently, trades union activities as well as strikes are permitted under the Labor Act.  Under Part 9 of the Labor Act, every worker has the right to form or join a union of his choice for the protection of his economic and social interests.  The exception to this general rule are a category of workers who are in the policy, decision making or managerial class or a person in a position to trust, with highly confidential responsibilities or an agent of a shareholder of a business.  The determination of the category of employees who must not unionise is based on agreement between the employer and the workers or the trade unions.

The Labor Act allows legal strikes but lays down the procedures to be exhausted before embarking on a strike action as a sort of action of last resort.  Procedures for embarking on a strike acting includes notice of the intention to strike.  Where the strike is legal, the employer may not replace the workers except for sustaining certain essential services.

A Labor Commission has been established under Part 28 of the Labor Act to oversee and regulate labor issues.  The Commission, among other things, assists parties to resolve industrial disputes through a mediation and arbitration process.

Except as referred to elsewhere in this Report, there are no other U.S., Ghanaian or other government regulations that are material to our Company.

Item 5.  Directors and Executive Officers, page 30

10.
You disclosed in the Form 8-K filed on November 4, 2011, that Dean Huge was appointed as the company’s Chief Financial Officer.  Please provide information regarding Dean Huge required by Form 10, including the disclosure under Items 401, 402, 403 and 404 of Regulation S-K.

Response:

We have replaced our disclosure under Item 4 Security Ownership of Certain Beneficial Owners and Management, Item 5 Directors and Executive Officers and Item 6 Executive Compensation with the following in the amended 8-K:

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of May 11, 2012, by: (i) our directors; (ii) our named executive officers; and (iii) each person or group known by us to beneficially own more than 5% of our outstanding shares of common stock.  Unless otherwise indicated, the shareholders listed below possess sole voting and investment power with respect to the shares they own.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership (1) (#)	Percent of Class (2) (%)
Stephen E. Flechner 1337 S. Fillmore Street Denver, Colorado 80210	Common	200,000	0.41%
Dean Huge 2817 NE 32nd Street, #201 Fort Lauderdale, FL33306	Common	600,000	1.23%
Ralph Shearing 1780 Arbor Lynn Dr North Vancouver, B.C. Canada V75ZV8	Common	300,000	0.61%
Donald Ross (3) 1321 Degener Ave Elmhurst, IL 60126	Common	16,500,000	33.75%
All Officers and Directors as a Group (4 Persons)	Common	17,600,000	36.00%
Shelley Guidarelli 4472 Winding Lane Stevensville, MI 49127	Common	6,000,000	12.27%
Donald Ross (3) 1321 Degener Ave Elmhurst, IL 60126	Common	16,500,000	33.75%
Total of All Beneficial Owners	Common	23,600,000	48.27%

(1) The number and percentage of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right. The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table.

(2) Based on 48,895,000 issued and outstanding shares of common stock as of May 11, 2012.

(3) Mr. Ross acquired these shares pursuant to the Share Exchange Agreement entered into on September 2, 2011. Mr. Ross was appointed as a director of the Company on April 19, 2012.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors and Executive Officers

The following table sets forth the names and ages of our current directors and executive officers:

Name	Age	Position with the Company	Since
Stephen E. Flechner	69	Chief Executive Officer, President and Director	April 19, 2012
Dean Huge	56	Chief Financial Officer, Treasurer, Secretary and Director	November 4, 2011
Ralph Shearing	55	Director	February 13, 2012
Donald Ross	64	Director	April 19, 2012

The board of directors has no nominating, audit or compensation committee at this time.

Term of Office

Each of our directors is appointed to hold office until the next annual meeting of our shareholders or until his respective successor is elected and qualified, or until she resigns or is removed in accordance with the provisions of the Nevada Revised Statues.  Our officers are appointed by our Board of Directors and hold office until removed by the Board or until their resignation.

Background and Business Experience

The business experience during the past five years of the person presently listed above as an Officer or Director of the Company is as follows:

STEPHEN E. FLECHNER was appointed as President, Chief Executive Officer and director of the Company on April 19, 2012. Mr. Flechner brings nearly 35 years of mining management and consulting experience to the Company. Prior to joining Norman Cay, Mr. Flechner has served numerous private and publicly traded mining companies in senior management and consultant capacities.  From 1978 to 1993, he held the positions of Vice President & General Counsel of Gold Fields Mining Company, the U.S. operating subsidiary of former global mining giant Consolidated Gold Fields.  During his tenure with Gold Fields, the organization grew from 12 to 1200 people while acquiring, exploring, permitting, financing, developing, and operating three highly profitable gold mines (Ortiz, Mesquite & Chimney Creek), producing an aggregate of 400,000 oz. gold/year.  The Mesquite and Chimney Creek mines were subsequently acquired by Newmont Mining.  Later in the 1990s, Mr. Flechner served as president of a TSX-V listed mining company that explored an early stage gold project in Ghana.  Subsequently, he consulted to a TSX company regarding gold and uranium acquisitions in Europe and Nevada, culminating in a $40 million bought deal financing.  More recently, he served as president/consulting counsel of a TSX-V company which acquired South Korea’s largest past producing gold and tungsten mines (a subsidiary of Berkshire Hathaway recently agreed to joint venture the tungsten project).  He currently consults with other gold exploration and development companies.  Mr. Flechner is a graduate of the Yale Law School and has lectured at the Rocky Mt. Mineral Law Institute on “Environmental Laws & Regulations Governing Gold Mining.”

DEAN HUGE was appointed as the Chief Financial Officer and Director of the Company on November 4, 2011and as Treasurer and Secretary of the Company on April 19, 2012. From September 2010 to July 2011, Mr. Huge served as the Chief Financial Officer and Treasurer of China Chemical Corp., a manufacturer of fine chemicals used in the production of reinforced plastics and resins. In 2008 and 2009 Mr. Huge, served as a Senior Business Consultant to the small business-consulting firm, International Profit Association. From 2000 through 2008, Mr. Huge acted as President of Major Marketing Concepts, Inc., an affinity and incentive marketing services provider. Mr. Huge received a Bachelor of Science Degree in Accounting and Finance from Southern Illinois University.

RALPH SHEARING was appointed as director of the Company on February 13, 2012. Mr. Shearing is a professional geologist with extensive experience throughout North America and internationally.  He is a graduate of the University of British Columbia, earning a B.Sc. Geology degree.  Since graduating in 1981, he has been directly involved in several world class exploration and development projects and has gained hands-on experience in all aspects of mineral exploration, including geophysics, geochemistry, geology, and diamond core drilling.  In 1986, Mr. Shearing founded and is currently the CEO and President of Soho Resources Corp., a TSX Venture Exchange listed mining company developing the Tahuehueto Project, a gold and silver deposit in Mexico.  The Company appointed Mr. Shearing as a Director and Geological Consultant on account of his 25 years of active involvement with the management and directing of publicly traded companies, combined with his practical mining experience, which have given him unique insight into the industry and allowed him to develop a well-rounded business approach for junior resource companies.

DONALD ROSS was appointed a director of the Company on April 19, 2012. Mr. Ross is founder and President of Discovery Gold Ghana Limited, a wholly-owned subsidiary of the Company. Prior to his involvement in the mining sector, Mr. Ross spent over 30 years as a senior operational manager with United Parcel Service (UPS), retiring in 2000 following their successful Initial Public Offering. He is currently the founder and CEO of BDM Marketing, a firm specializing in placement and financing of automobiles to individuals with poor credit.

Identification of Significant Employees

We have no other significant employees other than our executive officers.

Family Relationship

We currently do not have any officers or directors who are related to each other.

Directors

Each director serves until our next annual meeting of the stockholders or unless they resign earlier. The Board of Directors elects officers and their terms of office are at the discretion of the Board of Directors. Each of our directors serves until his or her successor is elected and qualified. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his or her successor is duly elected and qualified, or until he or she is removed from office.

Audit Committee

The Company intends to establish an audit committee of the board of directors, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties would be to recommend to the Company’s board of directors the engagement of an independent registered public accounting firm to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent registered public accounting firm, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Company’s board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee

The Company intends to establish a compensation committee of the Board of Directors. The compensation committee would review and approve the Company’s salary and benefits policies, including compensation of executive officers.

Security Holders Recommendations to Board of Directors

We do not currently have a process for security holders to send communications to the Board of Directors. However, we welcome comments and questions from our shareholders. Shareholders can direct communications to our Chief Executive Officer, Mr. Stephen E. Flechner, at our executive offices.

While we appreciate all comments from shareholders, we may not be able to individually respond to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with the SEC so that all shareholders have access to information about us at the same time. Mr. Flechner collects and evaluates all shareholder communications. If the communication is directed to the Board of Directors generally or to a specific director, Mr. Flechner will disseminate the communications to the appropriate party at the next scheduled Board of Directors meeting. If the communication requires a more urgent response, Mr. Flechner will direct that communication to the appropriate executive officer. All communications addressed to our directors and executive officers will be reviewed by those parties unless the communication is clearly frivolous.

To our knowledge, during the last ten years, none of our directors and executive officers (including those of our subsidiaries) has:

•	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

•
Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

•
Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

•
Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

ITEM 6 EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to our executive officer during the twelve month periods ended April 30, 2011 and 2010:

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended 4/30	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Shelley Guidarelli (1)(3) Former President, Chief Executive Officer, Director	2011	6,000	-0-	-0-	-0-	-0-	-0-	-0-	6,000
	2010	-0-	-0-	5,000(2)	-0-	-0-	-0-	-0-	5,000

Notes to Summary Compensation Table:

(1) Pursuant to a Management Agreement dated May 1, 2010, Shelley Guidarelli agreed to act as our President and Chief Executive Officer, and Chairman of the Board of Directors. Additionally, she agreed to act as our sole officer and director and devoted approximately 15-20 hours per week to manage the affairs of the Company. Ms. Guidarelli received a stock award of 5,000,000 shares of the Company's Common Stock in exchange for such activities related to the Company's pre-incorporation activities and costs associated with the Company’s formation. Additionally, pursuant to the Management Agreement, Ms. Guidarelli shall receive a monthly fee of $1,500 per calendar month. Such Fee may be converted into shares of the Company's Common Stock at a conversion rate to be determined by and between the Company and Ms. Guidarelli from time to time. Such fee shall be payable on the last day of each calendar quarter. There are no annuity, pension or retirement benefits proposed to be paid to our current officer and director and employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Company or any of its subsidiaries, if any.

(2) The stock awards to Shelley Guidarelli were issued beginning April 29, 2010 for services rendered in connection with the formation of the Company. This dollar estimate is based on the grant date aggregate fair value at the close of business in accordance with FASB ASC Topic 718.

(3)Ms. Shelley Guidarelli resigned all her positions with the Company on April 19, 2012.

Narrative Disclosure to Summary Compensation Table

There are no compensatory plans or arrangements, including payments to be received from the Company with respect to any executive officer, that would result in payments to such person because of his or her resignation, retirement or other termination of employment with the Company, or its subsidiaries, any change in control, or a change in the person’s responsibilities following a change in control of the Company.

Outstanding Equity Awards at Fiscal Year-End

No executive officer received any equity awards, or holds exercisable or unexercisable options, as of the year ended April 30, 2011.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers.

Compensation of Directors

For the last fiscal year, our director received no extra compensation for service on our Board of Directors.

Form 10-Q for the quarter ended January 31, 2012

Financial Statements

2.  Summary of Significant Accounting Policies

h) Mineral Property Costs, page 9

11.
It is unclear to us to what extent your capitalized carrying cost for your interest in the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited was recoverable at each balance sheet date.  Please advise and tell us your consideration of the recoverability of the carrying value of this asset on October 31, 2011 and January 31, 2012.

Response:

As at October 31, 2011 and January 31, 2012, the carrying value of the Edum Banso property was $4,800,000 and $4,650,000, respectively.  The carrying value is recoverable in that the Company signed an earn-in agreement with North Springs Resources Corp (“NSRS”) on January 25, 2012 where the Company received $250,000 ($150,000 was received as at January 31, 2012 and $100,000 was received in February 2012), and will receive $500,000 on or before July 31, 2012 and $500,000 on December 31, 2012 for a 10% interest in the property.  Based on this agreement, the property would have an estimated option value of $12,500,000 if similar option agreements with the same terms as the NSRS earn-in agreement are signed.  The Company is currently evaluating potential investors for its remaining interest in the property.

In addition to the 10% interest, the Company also has an option with NSRS to acquire an additional 25% of the property in exchange for 10,000,000 common shares of NSRS.  The common shares of NSRS were issued to the Company in February 2012, and the Company is protected in that, if the common shares of NSRS have a fair value less than $2,500,000 on October 1, 2012, then the Company has the option to return the common shares and re-acquire the 25% interest.

Accounting for both the 10% earn-in interest and the 25% interest, the Company has optioned out 35% of the property for fair value of $3,750,000 comprised of $1,250,000 in cash and $2,500,000 of NSRS common shares with the Company holding the right to return the NSRS common shares on October 1, 2012 if the fair value of NSRS common shares are less than $2,500,000.

3. Acquisition of Discovery Gold Ghana Ltd.

12.
We note that your interest in the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited was conveyed between third parties in an arm’s-length transaction primarily for cash on August 27, 2011.  Tell us your consideration of whether this August 27, 2011 transaction provides a more readily determinable evidence of the fair value of the prospecting license you acquired on September 2, 2011.  Tell us in this regard what, if any, carrying value Discovery Gold Ghana Limited, (DGG) allocated to this prospecting license and how such a carrying value was determined, prior to your acquisition of DGG on September 2, 2011.

Response:

We valued the acquisition of the Edum Banso property based on the September 2, 2011 acquisition given the fact that it best reflects the fair value of the property, especially in light of the option agreement signed with NSRS in January 2012. The reason that Xtra-Gold Resources sold the Edum Banso option was the divesting of concessions to develop.  Xtra-Gold Resource decided to focus on their current mining project in operation in financial and manpower terms.  They wished to recover their costs valued by buying of the asset by a private corporation and retained 5.7%  which netted them one million shares of Norman Cay.  This is the reason the valuation “at reimbursed cost” was low for the Edum Banso project and a “great deal at the right time” yet obtained future interest in the Norman Cay as a whole.  The acquisition of DGGL was accounted for as a business combination.  Norman Cay purchased Discovery Gold pursuant to the Share Exchange Agreement dated September 2, 2011.  Thus the best valuation was defined in the 10Q for the six month period ending October 31, 2011 and re-submitted below.

On September 2, 2011, the Company entered into a share exchange agreement to acquire 100% of the issued and outstanding common shares of Discovery in exchange for $250,000 and issuance of 17,500,000 common shares of the Company.

The purchase price was allocated to the following assets and liabilities:

$
Purchase price

Cash	250,000
17,500,000 common shares	4,550,000

4,800,000

Fair value of Discovery net assets

Mineral Property	4,800,000

4,800,000

Norman Cay then sold 10% of the Edum Banso Option for $1.25 million for which $250,000 has been received and the following 2 payment of $500,000 are due to Norman Cay Development, Inc. on July 1 and December 31, 2012.   Also another 25% was sold to North Springs Resources for 10 million shares dated at February 14, 2012.  During the audit process, the valuation will be reviewed and adjusted for the financial statement and the10K that will be filed for the year ending April 30, 2012.

4. Mineral property

Edum Banso property, page 10

13.
We note that Item 1.1 of the Earn-in Agreement filed as Exhibit 10.1 to your Form 8-K filed on January 27, 2012 provides that north Springs Resources Corp. will acquire a 10% “Working Interest in DGG’s Interest” upon full payment of the $250,000 Initial Payment, which was made in February 2012.  We further note from the table on page 10 that the carrying value of the Edum Banso Property was reduced by the deposit portion of the Initial Payment, which was remitted January 2012.  Tell us how you plan to account for full Initial Payment received by you in February 2012 and for the related conveyance of the original 10% interest to North Springs Resources.  Tell us whether this assignment of a working interest to North Springs is subject to prior approval of the Government of Ghana under the provision of the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited.

Response:

Given that the Company paid $4,800,000 to acquire the mineral property ($250,000 cash and 17,500,000 common shares with a fair value of $4,550,000 based on the end of day share price on the date of acquisition), the Company will offset all option payments received against the carrying cost of the capitalized property until the full carrying cost has been recovered against the property in which any excess amounts will be recorded as revenue.

The Company will continue to perform annual impairment analysis of the recoverability of the capitalized costs of the property and will record impairment if there is evidence that there is a permanent decline in the carrying value.

The assignment of the working interest to North Springs is not subject to prior approval of Government of Ghana under the provision of the Prospecting License between the government of the Republic of Ghana and Adom Mining Limited.

9.  Subsequent Events, page 12

14.
According to your press release dated February 14, 2012 (filed as exhibit 99.1 to your Form 8-K filed on February 14, 2012) you received 10,000,000 restricted shares of North Springs Resources Corp. common stock in consideration for a 25% interest in the Edum Banso with a “current market valuation of these shares is in excess of $6.5 million.”  We note that as of October 31, 2011 North Springs Resources Corp. reported to revenues since inception and that it reported total assets of $60,589 and shareholders’ deficit of $48,181.  Tell us how you plan to account for this transaction.  Tell us the value at which you intend to book these 10,000,000 North Springs Resources common shares.  Address the terms of the Earn-in Agreement filed as Exhibit 10.1 to your form 8-K filed on January 27, 2012, and explain for us in particular how you plan to account for the provisions in Section 2.1 of that agreement which allows DGG to call back the 25% Working Interest in exchange for the 10,000,000 North Springs Resource common shares.

Response:

The Company will record the 10,000,000 common shares based on the fair value of the NSRS common shares on the date of receipt, subject to a discount on the fair value of common shares due to the fact that common shares are restricted for 6 months if placed in a brokerage account and twelve months when submitted to the transfer agent.  As of the date of this correspondence, we have not determined the appropriate percentage discount on the common shares.  We will record the common shares as short-term investments (classified as asset-held-for-sale given that the Company intends to hold the shares for a short period of time, and the shares have a tangible market) and a corresponding credit to the mineral properties.

For each reporting period, we will mark-to-market the fair value of the common shares and record an appropriate gain or loss, as needed.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Plan of Operation, page 14

15.	Please provide a detailed and quantified discussion of your plan of operation.

Response:

We have included the following Plan of Operation in the Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended January 31, 2012 (“Form 10-Q/A”).

Plan of Operation

Under the current prospecting license, we plan to commence the first phase (“Phase I”) of the exploration program on the Property in the third quarter of 2012. Phase I work will be headed by Ralph Shearing, senior geologist and a member of Board of Director of the Company.  He has completed a work scope and has submitted it to three reputable geological consulting firms for quotation to conduct exploration activities on the Property, including: geological mapping, geological and geochemical prospecting, assaying and information review. Geological mapping involves plotting previous exploration data relating to a property area on a map in order to determine the best property locations to conduct subsequent exploration work. Geological and geochemical prospecting involves analyzing soils and bedrocks on the property surface in order to discover indications of potential mineralization. All samples gathered will be sent to a laboratory where they are crushed and analyzed for mineral content. Assaying is the chemical analysis of a substance to determine its components. We expect Phase I to take approximately 60 days to complete and an additional month for the consulting geologist to receive the lab results from these activities and prepare an analytic report. We have estimated the cost of Phase I to be approximately $100,000.

If Phase I proves successful in identifying geochemical anomalies and their bedrock source  and we have sufficient funds to continue, we intend to proceed with the second phase (“Phase II”) of the program as soon as practicable upon completion of Phase I. In Phase II, we will retain such third-parties consultants and/or contractors necessary to begin trenching, surveying localized soils, and detailed sampling of historic zones. Trenching is the process of turning over land to uncover underlying material. Soil surveying is the systematic examination, description, classification, and mapping of soils in an area. The objective of sampling in mineral processing is to estimate grades and contents of sample soils, rocks, and other discovered materials. The estimated cost of Phase II is between $30,000 and $50,000, depending on the level of our activities during this phase and the funds available. It will take approximately 50 days to complete Phase II and at least an additional month for the consulting geologist to receive the lab results from these activities (depending on lab availability and amount of work to be done) and prepare an analytic report.

After all surveys and initial samples have been collected and positive results have been obtained from such activities, we expect to begin the third phase (“Phase III”) of the program around the fourth calendar quarter of 2012, assuming we have adequate funds to continue our operations. Phase III will consist of retaining a drilling contractor and geologic consultants (including Ralph Shearing) to conduct diamond core drilling and core sampling and analysis of resultant core samples. Diamond Drill core sampling is the process of drilling holes to a depth of up to 500 feet in order to extract a sample of bedrock. Depending on the availability of funds, we intend to drill a minimum of 15 holes to an average depth of 400 feet each (totaling 6,000 feet) and a maximum of 30 holes to an average depth of 400 feet each (totaling 12,000 feet). We anticipate that it will take between one to two months to drill 15 to 30 holes. Our estimated cost for drilling is approximately $70.00 per foot; thus the cost to drill 15 holes is estimated to be approximately $840,000 and the cost to drill 30 holes is estimated to be approximately $750,000. We anticipate that we will need to pay a consultant(s) up to a maximum of $15,000 per month for his or her services during Phase III. Based on our anticipation that it will take between one to two months to conduct Phase III, we will pay the consultant(s) a minimum of $15,000 and a maximum of $30,000 in total.

As part of Phase III, after core sampling, the consultant(s) will have independent geochemical laboratories analyze the samples collected from the core drilling. The total estimated cost for analyzing the core samples is $40,000, and we estimate this process will take approximately 30 days. The core samples will be tested to determine if mineralized material is located on the Property. We intend to take our core samples to analytical chemists, geochemists and registered assayers located in the western United States. We have not selected any of the foregoing persons as of the date of this Report. Based upon the tests of the core samples, we will determine if we will terminate operations, proceed with additional exploration of the Property, or develop the Property. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the funds or because it is not economically feasible to proceed, we will cease operations in relation to the Property.

Total maximum expenditures for the exploration of the Property over the next 12 months are expected to range from approximately $450,000 to $1,240,000, depending largely on the number of holes drilled. If Phase I proves to be successful and sufficient funds are available after completion of such Phase, we will continue with Phase II and so on until funds are no longer available. In the event we have enough money to begin but not to complete one of the Phases, we will be forced to suspend operations until we raise the funds necessary to continue our exploration. If we cannot, or do not, raise sufficient money to complete one or more Phases, or if our exploration activities are not successful, we will discontinue exploration of the Property and any funds spent on exploration will likely be lost.

Set forth below is a summary of the exploration activities, anticipated time frame and estimated costs associated with each of the Phases.

Phase	Exploration Activities	Anticipated Timeframe	Estimated Cost
Phase 1	Retention of consultant(s) to conduct: Geological Mapping, Geological and Geochemical Prospecting, Assaying and Information Review.	Expected to begin during the third calendar quarter of 2012 (dependent on funding).	$100,000
Phase II	Retention of consultant(s) to conduct: Trenching, Surveying of Localized Soil, and Detailed Sampling and Mapping of Historic Zones.	Expected to begin between the fourth calendar quarter of 2012 (depending on funding and the results of Phase I activities).	$300,000 – $350,000
Phase III	Retention of consultant(s) to conduct: Core sampling and analysis of samples derived from Diamond Drilling.	Expected to begin in the fourth calendar quarter of 2012 (depending on funding and the results of Phase I and Phase II activities).	$420,000 - $840,000 (depending on the number of holes drilled and the duration of consultant’s services)
TOTAL			$820,000 – $1,240,000

Liquidity and Capital Resources, page 14

16.
Discuss the impact on the company’s liquidity and capital resources of the consulting contracts that the company has recently entered into.  Discuss how the company plans to meet its cash obligations under the contracts.

Response:

The Company plans to finance its consulting agreements based on the proceeds received from the earn-in agreement dated January 25, 2012, between the Company and North Springs Resources Corp. The Company sold 10% of the Edum Banso Option to North Springs Resources Corp. for $1.25 million of which $250,000 has been received and the remaining two payments of $500,000 each are due to the Company on July 1 and December 31, 2012. The Company also seeks debt or equity financing on an as-needed basis to meet its cash obligation under the consulting contracts.

We have included the disclosure above in the Form 10-Q/A.

17.	Please discuss the company’s reliance on related party loans and whether the company will continue to rely on related party loans to meet its cash needs.

Response:

We have included the following discussion in the Form 10-Q/A.

The Company entered into related party loans as a cost effective way to obtain short-term financing to cover the Company’s start-up costs and expenses in connection with initial mineral property acquisitions.  As it moves forward, the Company will consider all forms of financing whether it’d be debt financing or equity financing, and use the source that provides the best terms and flexibility to meet the Company’s current needs and future operational goals.

In connection with the Company’s response, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies.

Very truly yours,

NORMAN CAY DEVELOPMENT, INC.

/s/ Dean Huge
By: Dean Huge
Title:  Chief Financial Officer